This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-99363

Subject to Completion Dated February 27, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated January 9, 2003)

$325,000,000

Commonwealth Edison Company

First Mortgage     % Bonds, Series 103, due 20

We will pay interest on the Bonds on March 15 and September 15 of each year, beginning September 15, 2006. The Bonds will mature on March 15, 20    . We may redeem the Bonds at any time at the price specified in this prospectus supplement. There is no sinking fund for the Bonds.

The Bonds will be secured equally with all other bonds now outstanding or subsequently issued under our Mortgage.

Investing in the Bonds involves risks that are described in the “Risk Factors” sections beginning on page S-10 of this prospectus supplement and page 9 of the accompanying prospectus.

	Per Bond	Total
Public offering price (1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to ComEd	%	$

(1)	Plus accrued interest from March 6, 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 6, 2006.

Joint Book-Running Managers

JPMorgan	Lehman Brothers	Morgan Stanley

Popular Securities	Wachovia Securities

The date of this prospectus supplement is February     , 2006.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this prospectus supplement and in the accompanying prospectus, several of the matters discussed in this prospectus supplement and the accompanying prospectus are forward-looking statements that are subject to risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “predicts” and “estimates” and similar expressions are intended to identify forward-looking statements but are not the only means to identify those statements.

The factors that could cause actual results to differ materially from the results described in the forward-looking statements include the factors discussed in this prospectus supplement; the factors discussed under the sections entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus; the factors discussed under “ComEd and PECO” in Item 1A, Risk Factors, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, ComEd, Note 17 of our Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus; and other factors discussed in filings we make with the Securities and Exchange Commission, or SEC. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date on the front of this prospectus supplement or the accompanying prospectus, as the case may be. We do not undertake any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it was made.

COMMONWEALTH EDISON COMPANY

We are a subsidiary of Exelon Corporation and are engaged principally in the purchase, transmission, distribution and sale of electricity to a diverse base of residential, commercial, industrial and wholesale customers in northern Illinois. Our traditional retail service territory covers approximately 11,300 square miles and an estimated population of 8 million as of December 31, 2005. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of 3 million. We delivered electricity to approximately 3.7 million customers at December 31, 2005.

During January 2001, Exelon undertook a corporate restructuring to separate its non-regulated, generation and other competitive businesses from its regulated energy delivery businesses. As part of the corporate restructuring, effective January 1, 2001, our assets and liabilities unrelated to energy delivery were transferred to separate subsidiaries of Exelon. The transferred assets and liabilities are related to nuclear generation and wholesale energy services and administrative functions for other business activities of Exelon and its subsidiaries. In connection with the restructuring, we entered into a power purchase agreement with Exelon Generation Company, LLC, or Generation, a wholly owned subsidiary of Exelon, to supply us with all of our electric load requirements for customers through 2006. As a result of the restructuring, our transmission and distribution assets are the principal properties subject to the lien of our Mortgage.

As a public utility under the Illinois Public Utilities Act, we are subject to regulation by the Illinois Commerce Commission, or ICC, including regulation as to rates and charges, issuance of most of our securities, services and facilities, classification of accounts, transactions with affiliated interests, as defined in the Illinois Public Utilities Act, and other matters. As an electric utility under the Federal Power Act, we are also subject to regulation by the Federal Energy Regulatory Commission, or FERC, as to transmission rates and certain other aspects of our business, including interconnections and sales of transmission related assets.

Our principal executive offices are located at 440 South LaSalle Street – Suite 3300, Chicago, Illinois 60605 and our telephone number is (312) 394-4321.

RECENT DEVELOPMENTS

Regulatory Matters

We are currently involved in several proceedings that will affect the level of our rates after the rate freeze in effect under existing Illinois electric utility restructuring legislation expires on January 1, 2007. One proceeding, which we refer to as the Procurement Case, sought to establish the process by which we will procure electricity, since we no longer own any generation facilities, and how we will recover those costs from our customers. An order was issued in that proceeding on January 24, 2006 generally approving the process that we sought. A second proceeding, which we refer to as the Rate Case, seeks, among other things, to allocate the costs of supplying electricity and to adjust our rates for delivering electricity to users in our service area in order to reflect our rising costs and significant capital investment in our delivery system. That proceeding is currently pending and its results are not expected to be known until at least the third quarter of 2006.

Procurement Case. In 2004, the ICC initiated and conducted a workshop process to consider issues related to retail electric service in the post-transition period (i.e., post-2006). Issues addressed included utility wholesale generation supply procurement methodology, rates, competition and utility service obligations and energy assistance programs. All interested parties were invited to participate. The end result was a report from the ICC to the Illinois General Assembly that was generally supportive of utilities competitively procuring generation supply through a reverse-auction process with full recovery of the supply costs from retail customers while being mindful of consumer protections. In the proposed reverse-auction model, qualified energy suppliers would compete in a transparent, fair and structured auction to provide energy to the utilities and their customers; winning bidders would provide the power needed at the price determined by the auction’s results; and the utilities would make no profit on the energy but would recover from customers the cost of procurement. The ICC staff would oversee the entire process.

On February 25, 2005, we filed with the ICC seeking regulatory approval of tariffs that implement the methodologies supported by the report, including a proposal consistent with the reverse-auction process described above. The ICC held hearings on the matter, which concluded on September 20, 2005. The Illinois Attorney General, Citizens’ Utility Board, or CUB, Cook County State’s Attorney’s Office and the Environmental Law and Public Policy Center subsequently filed a motion to dismiss the proceeding arguing that customers whose retail service has not been declared competitive are entitled to cost-based rates for power and its delivery and that the ICC lacked authority to approve rates based on the market value of power, as we proposed. On June 1, 2005, the administrative law judge denied the motion and, on July 13, 2005, the ICC denied the appeal. On December 5, 2005, the administrative law judge issued a proposed order that recommended that the ICC approve the competitive procurement process similar to our proposal. The administrative law judge reaffirmed an earlier ruling that the ICC has legal authority under the Illinois Public Utility Act to approve an auction process and the resulting rates. The proposed order also increased the regulatory oversight of the process.

On January 24, 2006, the ICC, by a unanimous vote, approved a reverse-auction competitive bidding process for our procurement of power for the time period after 2006. The procurement process is similar to the process described in the Procurement Case and the administrative law judge’s order described above, with some modifications to protect consumers. The auction will be administered by an independent auction manager, with oversight by the ICC staff. The first auction is scheduled to take place during the fall of 2006, at which time our entire load will be up for bid. To mitigate the effects of changes in future prices, the load will be staggered in three-year contracts. To further mitigate the impact on its residential customers of transitioning to this process, we have offered to develop a “cap and deferral” proposal to ease the impact of the expected increase in rates on residential customers, some or all of which could require regulatory or legislative approval to implement. A cap and deferral proposal, generally speaking, would limit the procurement costs that we could pass through to our customers for a specified period of time and allow us to collect any unrecovered procurement costs in later years.

Several parties that were opposed to the Procurement Case have indicated that they will petition the ICC for rehearing and will challenge the ICC decision in court. We petitioned the ICC for rehearing on certain issues, but our petition was denied. Various other parties, including the Illinois Attorney General, the Cook County State’s Attorney and CUB, have filed requests for rehearing at the ICC. See “Post 2006” below for information regarding legislation introduced on February 24, 2006 in the Illinois General Assembly.

On September 1, 2005, the Illinois Attorney General, the Cook County State’s Attorney, CUB and the Environmental Law and Public Policy Center filed a two-count complaint in the Chancery Division of the Circuit Court of Cook County against the ICC and the individual ICC commissioners, which we refer to as the Procurement Litigation. The Procurement Litigation sought to block the ICC from approving the Procurement Case on the theory that the ICC lacked the authority to approve the rates because not all of the services that will be provided under the Procurement Case have been declared competitive and do not qualify for market-based rates. The legal argument underlying the Procurement Litigation is substantially similar to the legal argument that was presented to the administrative law judge, and to the ICC on appeal, and rejected by both, in the third quarter of 2005. We intervened in the Procurement Litigation to deny the allegations in the complaint and sought a determination that the ICC has appropriate legal authority to approve the proposed electricity procurement process pending before the ICC in the Procurement Case. We moved for summary judgment in the litigation, and the ICC moved to dismiss one claim in the litigation and for summary judgment on the other claim. A hearing on the motions was held on December 14, 2005. The court issued a written order on January 20, 2006, denying the relief sought by the plaintiffs and dismissing the case with prejudice.

On October 17, 2005, ComEd and Generation filed an application with the FERC seeking approval that the proposed Illinois auction process meets FERC principles and that if Generation is selected as a winning bidder in the Illinois auction, the standard agreements under which Generation would sell energy, capacity and ancillary services to us would be acceptable to the FERC. On December 16, 2005, the FERC issued an order granting both requests.

Rate Case. On August 31, 2005, we filed a rate case with the ICC, which seeks, among other things, to allocate the costs of delivering electricity and to adjust our rates for delivering electricity effective January 2, 2007. The commodity component of our rates will be established by the reverse-auction process in accordance with the ICC order in the Procurement Case, assuming the ICC order on this matter is upheld upon appeal. Several intervenors in the Rate Case, including the ICC staff and the Illinois Attorney General, have suggested, and provided testimony, that our rates should actually be reduced. The results of the Rate Case are not expected to be known until at least the third quarter of 2006.

Post 2006. On February 24, 2006, legislation was introduced in the Illinois General Assembly to amend the Electric Service Customer Choice and Rate Relief Law of 1997 in the Illinois Public Utilities Act. Although the specific terms of the legislation are still being analyzed, it contains provisions that would restrict electric rates in Illinois at least until 2010. In order for such an amendment to become law, it would need to be approved by both the Illinois House and Senate and signed by the Governor. A copy of the proposed legislation is contained in our Current Report on Form 8-K filed with the SEC on February 24, 2006.

We have previously stated that, if enacted into law, legislation to freeze electric rates would have serious detrimental effects on Illinois, ComEd, and consumers of electricity in Illinois. For these and other reasons, we believe there will be significant opposition in the Illinois General Assembly to passage of any rate freeze extension. In addition, we believe a rate freeze extension, if enacted into law, would violate federal law and the U.S. Constitution, and we are prepared to challenge rate freeze legislation in court. We are mounting a vigorous response in opposition to any such legislation. Our efforts to oppose any such legislation include a communications campaign to alert legislators and the public to the dangers of a rate freeze extension. The central points of that campaign include emphasizing that we do not own generating facilities and, beginning in 2007, we must pay market prices for the electricity we purchase to meet the needs of our customers. Furthermore, we are illustrating the financial consequences to us of a freeze under a range of possible energy prices assuming our revenues and expenses (excluding power purchase costs and impairment of goodwill) remain at 2005 levels. At $55 per megawatt-hour, those assumptions result in a projected loss from operations of approximately $500 million per year during each year of a rate freeze extension, including 2007. At $65 per megawatt-hour, the loss widens to approximately $1.4 billion per year during each such year. For further information about our communications with legislators and the public relating to possible rate freeze legislation, see the information contained in our Current Report on Form 8-K filed with the SEC on February 21, 2006.

Ratings

On September 30, 2005, Moody’s Investors Service placed our ratings under review for a possible downgrade due to the adverse regulatory environment in Illinois as described above. On December 15, 2005,

Moody’s Investor Service downgraded our long-term debt and preferred stock ratings. Our short-term rating for commercial paper was not downgraded. All of our ratings remain on review for possible downgrade. On October 3, 2005, Standard & Poor’s Rating Services (S&P) lowered its corporate credit ratings and senior unsecured debt ratings on Exelon and its subsidiaries due to the adverse regulatory environment in Illinois as discussed above. The short-term debt ratings and senior secured ratings were unaffected. The ratings on all Exelon affiliates, including us, remain on CreditWatch with negative implications pending the completion of the merger with Public Service Enterprise Group Incorporated. On January 9, 2006, Fitch Ratings revised the rating outlook on our long-term debt and preferred stock to negative from stable. Our current senior secured debt ratings are Baa1 by Moody’s Investor Service, A- by S&P and A- by Fitch Ratings. None of our borrowings are subject to default or prepayment as a result of a downgrading of securities although such a downgrading could increase fees and interest charges under our credit facilities.

Corporate Restructuring

In November 2005, we announced several actions intended to affirm the fact that we are an independent entity, separate and distinct from our parent, Exelon, and to strengthen our ability to successfully manage some potentially challenging financial and strategic issues as Illinois continues its transition to energy market restructuring after 2006. The actions included the election of a new board of directors for our company and selection of senior officers. The senior officers have responsibilities solely for our company.

On February 22, 2006, we entered into a $1 billion secured revolving credit agreement with a group of financial institutions maturing on February 20, 2009, and withdrew from the Exelon unsecured credit facilities. The credit agreement enables us to borrow funds and to issue letters of credit from time to time during its term. Advances under the credit agreement bear interest at either prime or the London Interbank Offering Rate (LIBOR) plus an adder based upon the credit rating of our senior secured debt as well as the total amount outstanding under the agreement at the time of the borrowing. The maximum prime adder is 100 basis points, and the maximum LIBOR adder is 200 basis points. The credit agreement is secured by bonds issued under our Mortgage. In connection with the credit agreement, we have agreed to a restriction on future issuances of bonds under our Mortgage. Specifically, we have agreed to maintain at least $1,750,000,000 of issuance availability (ignoring any “net earnings certificate” requirements) in the form of “property additions” or “bondable bond retirements,” most of which are required to be maintained in the form of “bondable bond retirements.” See “Description of Bonds–Issuance of Additional Bonds” and “—Property Additions/Bondable Bond Retirements” in the accompanying prospectus for the meaning of the terms “net earnings,” “bondable bond retirements” and “net property additions.” In addition, we have agreed to maintain a minimum adjusted funds from operations to interest expense ratio for the twelve-month period ended on the last day of any quarter of 2.25 to 1.

Exelon Merger with Public Service Enterprise Group Incorporated

On December 20, 2004, Exelon entered into an Agreement and Plan of Merger with Public Service Enterprise Group Incorporated, referred to as PSEG, a holding company for an electric and gas utility primarily located and serving customers in New Jersey, whereby PSEG will be merged with and into Exelon. Under the Merger Agreement, each share of PSEG common stock will be converted into 1.225 shares of Exelon common stock. The transaction has been approved by the Boards of Directors and shareholders of both companies. As of February 24, 2006, all material regulatory approvals or reviews necessary to complete the merger have been completed with the exception of the approvals from the New Jersey Board of Public Utilities and the United States Nuclear Regulatory Commission and a review by the United States Department of Justice under the Hart Scott Rodino Antitrust Improvements Act of 1976. In the absence of an earlier settlement, Exelon expects that the closing of the merger will occur in the third quarter of 2006. At December 31, 2005, PSEG, on a consolidated basis, had approximately $13 billion of outstanding debt that is currently anticipated to become part of Exelon’s consolidated debt upon completion of the merger. Although we expect to be able to benefit to some degree from synergies that Exelon expects to realize following completion of the merger, we do not expect that the merger will otherwise have any effect on our financial condition or results of operations because our business and assets will continue to be maintained separate from other businesses and operations of Exelon and its other subsidiaries.

SUMMARY FINANCIAL INFORMATION

We have provided the following summary financial information for your reference. We have derived the summary information presented here from the financial statements we have incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read it together with our historical consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	Year Ended December 31,
	2003	2004	2005
	($ in millions)
Income Statement Data
Operating revenues	$5,814	$5,803	$6,264
Operating income (loss)	1,567	1,617	(12)
Net income (loss) on common stock	707	676	(685	)(a)
Cash Flow Data
Cash interest paid, net of amount capitalized (b) (c)	352	357	272
Investment in plant, net (d)	712	721	776
Cash flows provided by operating activities	948	1,330	247	(e)
Cash flows (used in) provided by investing activities	(893)	486	(479)
Cash flows (used in) provided by financing activities	(37)	(1,820)	240

	As of December 31,
	2003	2004	2005
	($ in millions)
Balance Sheet Data
Property, plant and equipment, net (f)	$9,096	$9,463	$9,906
Goodwill, net	4,719	4,705	3,475	(a)
Total assets	17,965	17,441	17,211
Long-term debt (b) (g)	4,167	2,901	2,500
Long-term debt to affiliates (b) (h)	1,720	1,381	1,041
Preference securities	7	7	—
Common shareholders’ equity	6,335	6,733	6,396

(a)	Our November 2005 annual goodwill impairment assessment indicated an impairment of our goodwill of $1.2 billion. That impairment was primarily driven by the fair value of our below market purchase power agreement with our affiliate, Generation, the end of our regulatory transition period at December 31, 2006 and the elimination of related transition revenues, developments in the regulatory and political environment as of November 1, 2005, anticipated increases in capital expenditures in future years, and decreases in market valuations of comparable companies that are used to estimate our fair value. In our assessment to estimate the fair value of our goodwill, we used a probability-weighted, discounted cash flow model with multiple scenarios. The determination of the fair value is dependent on many sensitive, interrelated and uncertain variables including changing interest rates, utility sector market performance, capital structure, market prices for power, post-2006 rate regulatory structures, operating and capital expenditure requirements and other factors. Changes from the assumptions used in the impairment review could possibly result in a future impairment loss of our goodwill, which could be material.

(b)	As of December 31, 2003, the financing trusts of ComEd, namely ComEd Financing II, ComEd Financing III, ComEd Funding LLC and ComEd Transitional Funding Trust, were deconsolidated from the financial statements of ComEd pursuant to the provisions of Financial Accounting Standards Board Interpretation No. 46-R, “Consolidation of Variable Interest Entities.”

(c)	Includes cash interest paid of $107 million, $86 million and $72 million in connection with long-term debt to ComEd Transitional Funding Trust for the years ended December 31, 2003, 2004 and 2005, respectively.

(d)	These amounts include investment in plant and plant removals, net.

(e)	We contributed $865 million, $244 million and $201 million in 2005, 2004 and 2003 to Exelon-sponsored pension and post-retirement benefits plans in which ComEd participates. Of our 2005 contributions, $803 million was made during the first quarter and was fully funded by a capital contribution from Exelon. We do not expect to contribute to Exelon’s pension benefit plans in 2006.

(f)	In accordance with regulatory accounting practice, collections for future removal costs are recorded as a regulatory liability.

(g)	Excludes current maturities of $236 million, $272 million and $328 million as of December 31, 2003, 2004 and 2005, respectively.

(h)	Excludes current maturities of $317 million, $321 million and $307 million as of December 31, 2003, 2004 and 2005, respectively.

Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,
	2001	2002	2003	2004	2005
Earnings to Fixed Charges (a)	2.88	3.48	3.51	4.03	(b)

(a)	For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of net income before deducting net provisions for income taxes (including deferred taxes and current income taxes applicable to nonoperating activities), investment tax credits deferred and fixed charges; and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, and the estimated interest component of lease payments and rentals.

(b)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for 2005 was approximately $315 million. Our earnings for 2005 were negatively impacted by a $1.2 billion non-deductible, non-cash impairment charge we took related to the goodwill originally recorded on our books in connection with our former parent’s merger with PECO Energy Company. For purposes of calculating our ratio of earnings to fixed charges for the twelve-months ended December 31, 2005, fixed charges were approximately $304 million.

Notes to Summary Financial Information

Electric Utility Restructuring Legislation. In December 1997, Illinois enacted electric utility restructuring legislation known as the Electric Service Customer Choice and Rate Relief Law of 1997, or the Restructuring Legislation. Under that legislation:

•

Our customers have the choice to purchase energy from other suppliers and most non-residential customers can also elect a power purchase option. The power purchase option allows the purchase of electric energy from us at market-based prices. As of December 31, 2005, one alternative electric supplier had approval from the ICC to serve residential customers; however, no residential customers have actually selected an alternative electric supplier. As of December 31, 2005, approximately 21,300 non-residential customers, representing approximately 33% of our annual retail kilowatt-hour sales, had elected to purchase their electric energy from an alternative electric supplier or had chosen the power purchase option. Customers who receive energy from an alternative electric supplier and customers who have elected the power purchase option continue to pay us a delivery charge, which generally includes a competitive transition charge, or CTC. Assuming we are able to fully recover our costs of delivering electric service, there should be minimal long-term impact of customer choice on our results of operations. See “Recent Developments–Regulatory Matters” above for more information.

•	Our residential customers received two legislatively-mandated base rate reductions – a 15% reduction effective August 1998 and an additional 5% reduction effective in October 2001.

•	Our base rates are generally frozen until January 1, 2007. The rate freeze period was extended to January 1, 2007 as a result of amendatory legislation enacted on June 6, 2002. See “Recent Developments–Regulatory Matters” for information regarding matters affecting our recovery of the costs we incur to procure electric energy and our rates after 2006 as well as information regarding our willingness to consider a “cap and deferral” arrangement to keep residential rates at or below 1996 levels through 2009.

•	We are subject to earnings sharing provisions during the rate freeze period such that, if our earned return on common equity during that period exceeds an established threshold, we must refund one-half of the excess earnings to our customers. The threshold rate of return on common equity is based on a two-year average of the Monthly U.S. Treasury Long-Term Average Bond Rate (20 years and above) plus 8.5% through 2006. Earnings, for purposes of our threshold, include our net income calculated in accordance with generally accepted accounting principles and reflect the amortization of regulatory assets. Under the Restructuring Legislation, any impairment of goodwill has no impact on the determination of the cap on our allowed equity return. At December 31, 2005, we had a regulatory asset related to recoverable transition costs with an unamortized balance of $43 million that we expect to fully recover and amortize during 2006. Consistent with the provisions of the Restructuring Legislation, regulatory assets may be recovered at amounts which provide us an earned return on common equity within the threshold. The earned return on common equity and our threshold return on common equity are each calculated on a two-year average basis. We did not trigger the earnings sharing provision in the years 2000 through 2005, and we do not currently expect to trigger that provision in 2006.

•	We are allowed to collect the CTC from customers who choose to purchase electric energy from an alternative electric supplier or elect the power purchase option during a transition period that extends through 2006. We established a CTC as of October 1, 1999. It is applied on a cents per kilowatt-hour basis. It considers the revenue that we would have collected from a customer under tariffed rates, reduced by the revenue we will receive for providing delivery services to the customer, the market price for electricity and a defined mitigation factor, which represents our opportunity to develop new revenue sources and achieve cost savings. The CTC allows us to recover some of our costs that might otherwise be unrecoverable under market-based rates.

•	We are liable for actual damages suffered by customers in the event of a continuous power outage of four hours or more affecting 30,000 or more customers and are responsible for reimbursing governmental emergency and contingency expenses incurred in connection with any such outage. The Restructuring Legislation bars recovery of consequential damages. It allows us to seek relief from these provisions from the ICC in situations where we can show that the cause of the outage was unpreventable damage due to weather events or conditions, customer tampering or third party causes. During the years 2003, 2004 and 2005, we did not have any outages that triggered the reimbursement requirement.

•	We are allowed to segregate a portion of our future revenues to support the issuance of securities by us or a special purpose financing subsidiary, which we did in December 1998 in connection with the issuance of $3.4 billion of notes. The proceeds, net of transaction costs, from those notes were used to refinance our outstanding debt and equity and for certain other limited purposes.

Our market value energy credit is used to determine the price for specified market-based rate offerings and the amount of the CTC that we are allowed to collect from customers who select an alternative electric supplier or the purchase power option. The credit was adjusted upwards through agreed upon “adders,” which took effect in June 2003 and has had and will continue to have the effect of reducing our CTC charges to customers. Prior to 2003, all CTC charges were subject to annual mid-year adjustments based on the forward market prices for on-peak energy and historical market prices for offpeak energy. The current annual market price adjustment reflects forward market prices for off-peak energy, rather than historical, and allows customers an option to lock in current levels of CTC charges for the remainder of the regulatory transition period ending in 2006. These changes provide customers and suppliers greater price certainty and have resulted in an increase in the number of customers electing to purchase energy from alternate electric suppliers.

In 2005, 2004 and 2003, we collected $105 million, $169 million and $304 million in CTC revenues, respectively. We estimate that CTC revenues will range from $35 million to $50 million in 2006. Under the current Restructuring Legislation, no CTCs will be collected after 2006.

POLR Proceeding. On November 14, 2002, the ICC allowed a revision of our “provider of last resort,” or POLR, obligation to be the back-up energy supplier at market-based rates for customers with energy demands of at least three megawatts. About 370 of our largest energy customers are affected, representing an aggregate of approximately 2,500 megawatts. These customers will not have a right to take bundled service after June 2006 or to return to bundled rates if they choose an alternative supplier prior to June 2006. On March 28, 2003, the ICC approved changes to our real-time pricing tariff for nonresidential customers, including those customers with energy demands of at least three megawatts who choose hourly energy supply for their electric power and energy. These ICC orders were affirmed on appeal. As part of the January 24, 2006 Procurement Case order, the ICC directed the Administrative Law Judge to conduct additional proceedings within the confines of an existing monitoring docket and to report back to the ICC within six months, at which time the order states the ICC will reconsider the appropriateness of a bundled one-year fixed price product for large industrial customers.

Capital Expenditures. We expect our capital expenditures will exceed depreciation on our rate base assets through at least 2006. The base rate freeze, coupled with other provisions of the Restructuring Legislation, generally precludes incremental rate recovery of and on such incremental investments prior to January 1, 2007. Unless we can offset the additional carrying costs against cost reductions, our return on investment will be reduced during the remaining period of the rate freeze and until rate increases, post-2006, are approved authorizing a return of and on this new investment.

PJM Transmission. PJM Interconnection, LLC, or PJM, is the independent system operator and the FERC-approved regional transmission organization, or RTO, for the Mid-Atlantic and Midwest regions in which it operates. PJM is the transmission provider under, and the administrator of, the PJM Open Access Transmission Tariff, or PJM Tariff, operates the PJM Interchange Energy Market and Capacity Credit Markets, and controls through central dispatch the day-to-day operations of the bulk power system of the PJM region. We and our affiliate PECO Energy Company, or PECO, are members of PJM, and our and PECO’s transmission systems are currently under the dispatch control of PJM. Under the PJM Tariff, transmission service is provided on a region-wide, open-access basis using the transmission facilities of the PJM members at rates based on the costs of transmission service.

The FERC has attempted to expand the development of regional markets, which has generated substantial opposition from some state regulators and other governmental bodies. In addition, efforts to develop an RTO have been abandoned in certain regions. Notwithstanding these difficulties, the Midwest Independent System Operator, Inc., or MISO, has been certified as an RTO by FERC. MISO is attempting to develop central generation dispatch and transmission operations across the Midwestern United States, contiguous to PJM’s footprint. The FERC has ordered the elimination of rate barriers and protocol differences between MISO and PJM. We support the development of RTOs and implementation of standard market protocols, but cannot predict their success or whether they will lead to the development of the envisioned large, successful wholesale markets.

In November 2004, the FERC issued two orders authorizing us to recover from various entities an amount of revenue that represents revenue we will lose as a result of the elimination of through and out, or T&O, charges, for energy flowing across our transmission system. T&O rates were terminated pursuant to FERC orders effective December 1, 2004. The new rates, known as Seams Elimination Charge/Cost Adjustment/Assignment, or SECA, are collected from load-serving entities within PJM and MISO over a transitional period from December 1, 2004 through March 31, 2006, subject to refund, surcharge and hearing. As a load-serving entity, we are also required to pay SECA rates based on the benefits we receive from the elimination of T&O rates of other transmission owners within PJM and MISO. On June 16, 2005, FERC issued an order setting a hearing to address SECA cost recovery issues, and consolidated that proceeding with a proceeding to address long-term transmission rate design.

During 2004 prior to the termination of T&O rates, we had net T&O collections of approximately $50 million. As a result of the November 2004 FERC orders and potential appeals, we may see reduced net collections. Since the inception of the SECA rates in December 2004 through December 31, 2005, we have recorded approximately $44 million of SECA collections net of SECA charges. We believe that appropriate reserves have been established in the event that such SECA collections are required to be refunded. However, as the above amounts collected under the SECA rates are subject to refund and surcharge and the ultimate outcome of the proceeding establishing SECA rates is uncertain, the result of this proceeding may have a material adverse effect on our financial condition, results of operations and cash flows.

RISK FACTORS

We are subject to various regulatory, operating and other risks as a result of the nature of our operations and the marketplace in which we operate. Many of these risks are beyond our control and several pose significant challenges to our business, operations, revenues, net income and cash flows. These risks are described under “ComEd and PECO” in Item 1A, Risk Factors, of our annual report on Form 10-K for the year ended December 31, 2005 as well as under the heading “Risk Factors” on pages 9 to 11 of the accompanying prospectus. Set forth below is information intended to supplement those disclosures.

The process for establishing our rates after January 1, 2007, after the current rate freeze expires, is contentious, in view of the requested rate increases, and involves uncertainty as to their form and financial adequacy.

We cannot predict the outcome of the various regulatory and other actions affecting our rates after the current rate freeze expires. Although the ICC has approved our proposed reverse auction bidding process for procurement of power after 2006, various governmental parties and consumer groups have contested our proposals for the procurement of power as well as our requested rate increases. Those contests are expected to continue at the ICC as well as in the courts. The results of those contests will have a significant bearing on our ability to recover our costs of power procurement and our other operating costs. We cannot predict the results of those challenges. In addition, legislation has been introduced in the Illinois General Assembly that would restrict electric rates in Illinois at least until 2010, and we cannot predict the outcome of efforts to enact that legislation. A mechanism that does not allow us to recover our costs, or an extension of the current rate freeze, would have significant adverse effects on our liquidity, credit ratings and operations.

We may be required to sell electricity at capped rates while buying electricity at market rates, which are more volatile and potentially higher.

If the price at which we are allowed to sell electricity beginning in 2007 is below our cost to procure and deliver electricity, there may be material adverse consequences to us. We have stated publicly that these potential material adverse consequences could include loss of our investment grade credit ratings, including the rating applicable to the Bonds, limited or lost access for us to credit markets to finance operations and capital investment, and loss of our capacity to enter into bilateral long-term electricity procurement contracts, which would expose us to more volatile and potentially higher prices in the spot market. Moreover, to the extent we are not permitted to recover our costs, our ability to maintain and improve service may be diminished and our ability to maintain reliability may be impaired. In the nearer term, these prospects could have adverse effects on our liquidity if vendors reduce credit or shorten payment terms or if our financing alternatives become more limited and significantly less flexible. In addition, we have indicated we are willing to develop a “cap and deferral” arrangement to keep residential rates at or below 1996 levels through 2009. A “cap and deferral” arrangement would limit the procurement costs that we could pass through to our customers for a period of time and allow us to collect those unrecovered costs in future years, which would negatively affect our cash flow and liquidity during the deferral period. See “Recent Developments–Regulatory Matters–Post 2006” above for information concerning legislation introduced on February 24, 2006 in the Illinois General Assembly and our response to any legislative efforts to freeze electric rates.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Bonds to refinance amounts we have used to repay the following debt securities of ours:

•	$54,171,000 First Mortgage 9.875% Bonds, Series 75, due June 15, 2020, which we redeemed early;

•	$162,910,000 First Mortgage 7.00% Bonds, Series 93, due July 1, 2005; and

•	$107,024,000 6.4% Notes due October 15, 2005.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2005, and as adjusted to give effect to the issuance and sale of the Bonds and the use of the proceeds from this offering as set forth under “Use of Proceeds” above. This table should be read in conjunction with our consolidated financial statements and related notes for the year ended December 31, 2005, incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	December 31, 2005 ($ in millions)
	Actual	As Adjusted
Short-term borrowings	$459	$134
Long-term debt: (1)
First mortgage bonds	2,544	2,869
Long-term debt to ComEd Transitional Funding Trust (2)	987	987
Long-term debt to other financing trusts (3)	361	361
Other long-term debt	295	295
Common shareholders’ equity	6,396	6,396

Total capitalization, including short-term borrowings and current maturities	$11,042	$11,042

(1)	Includes unamortized debt discounts and premiums. Includes current maturities of long-term debt of $635 million, of which $307 million are ComEd Transitional Funding Trust notes. Includes fair value hedge carrying value adjustment of ($1 million).

(2)	ComEd Transitional Funding Trust notes are notes issued by one of our special purpose subsidiaries. Illinois legislation allows a portion of our future revenues to be segregated and used to support the issuance of securities by a special purpose financing subsidiary. ComEd Transitional Funding Trust issued the notes in December 1998. The proceeds were used, among other things, to refinance a portion of our outstanding debt and equity securities. Pursuant to the provisions of FIN 46-R, as of December 31, 2003, ComEd Transitional Funding Trust was deconsolidated from our financial statements. Amounts owed to ComEd Transitional Funding Trust were recorded as debt to ComEd Transitional Funding Trust within our consolidated balance sheet.

(3)	On January 24, 1997, ComEd Financing II issued $150 million in aggregate liquidation amount of 8.50% Capital Securities. The sole asset of ComEd Financing II is $154.6 million principal amount of our 8.50% Subordinated Deferrable Interest Debentures due January 15, 2027. On March 17, 2003, ComEd Financing III issued $200 million in aggregate liquidation amount of 6.35% Trust Preferred Securities. The sole asset of ComEd Financing III is $206.2 million principal amount of our 6.35% Junior Subordinated Deferrable Interest Notes due March 15, 2033. Pursuant to the provisions of FIN 46-R, as of December 31, 2003, ComEd Financing II was deconsolidated from our financial statements. Amounts owed to ComEd Financing II were recorded as debt to financing trusts within our consolidated balance sheet.

DESCRIPTION OF THE BONDS

The following description of the particular terms of the offered Bonds supplements the description of the general terms and provisions of the Bonds set forth in the accompanying prospectus under the caption “Description of Bonds.”

The Bonds will be issued under the Company’s Mortgage dated July 1, 1923, as amended and supplemented and as further supplemented by a Supplemental Indenture dated as of February 22, 2006, creating the Bonds. The Bonds will bear interest at the rate per annum and will be due and payable on the date set forth on the cover page of this prospectus supplement. We are issuing the Bonds on the basis of net property additions. As of February 24, 2006, the amount of net property additions not utilized under the Mortgage was approximately $1.015 billion and the amount of bondable bond retirements not utilized under the Mortgage was approximately $1.865 billion. See “Description of Bonds–Property Additions/Bondable Bond Retirements” in the accompanying prospectus for the meaning of the terms “bondable bond retirements” and “net property additions” and “Recent Developments – Corporate Restructuring” above for a description of limitations on our ability to issue bonds as a result of a covenant contained in our recent secured revolving credit agreement.

The Bonds will be registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company, New York, New York (DTC). Beneficial interests in the Bonds will be shown on, and transfers will be effected only through, records maintained by DTC (with respect to participants’ interests) and its participants. Except as described in this prospectus supplement, the Bonds will not be issued in certificated form. The Bonds will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Bonds will therefore settle in immediately available funds.

Principal, Maturity and Interest

The Bonds will initially be limited in aggregate principal amount to $325,000,000. Subject to the limitations described in this prospectus supplement and the accompanying prospectus, we may issue additional bonds under the Mortgage with the same priority as the Bonds, including bonds having the same series designation and terms (except for the public offering price and the issue date) as the Bonds, without the approval of the holders of outstanding bonds under the Mortgage, including the holders of the outstanding Bonds. The Bonds will be issued in book-entry form only in denominations of $1,000 and integral multiples thereof.

The Bonds will mature on March 15, 20    . Interest will be payable on the Bonds semiannually on March 15 and September 15 of each year, commencing on September 15, 2006, until the principal is paid or made available for payment. Interest on the Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

For so long as the Bonds are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the Bonds are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder’s registered address. Payment of principal of the Bonds in certificated form will be made against surrender of those Bonds at the office or agency of our company in the City of Chicago, Illinois and an office or agency in the Borough of Manhattan, City of New York. Payment of interest on the Bonds will be made to the person in whose name those Bonds are registered at the close of business on the record date for the relevant interest payment date, which shall be March 1 and September 1 for the interest payment dates on March 15 and September 15, respectively. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the Mortgage.

Redemption at Our Option

We may, at our option, redeem the Bonds in whole or in part at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the Bonds to be redeemed, plus accrued interest on those Bonds to the redemption date, or

•	as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus basis points, plus accrued interest on those Bonds to the redemption date.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 45 days before the redemption date to each registered holder of the Bonds to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Bonds or portions of the Bonds called for redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Bonds that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Bonds.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

•	if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain United States federal income tax consequences material to the purchase, ownership and disposition of the Bonds. This discussion deals only with Bonds that are held as capital assets (as that term is defined in section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) by a purchaser of the Bonds at their original offering price when originally offered by us. The statements set forth in the following discussion, to the extent they constitute matters of United States federal income tax law or legal conclusions with respect thereto, represent the opinion of Sidley Austin LLP, our United States tax counsel.

If an entity treated as a partnership for United States federal income tax purposes holds a Bond, the tax consequences to a partner of such entity will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding a Bond should consult their tax advisors.

This discussion is based on the Code, regulations issued under the Code and associated administrative and judicial interpretations, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, and any change could be retroactive. This discussion does not represent a detailed description of the United States federal income tax consequences to purchasers of the Bonds in light of their particular circumstances. It does not represent a detailed description of the United States federal income tax consequences applicable to beneficial owners of Bonds subject to special treatment under the United States federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, banks, certain financial institutions, regulated investment companies, dealers in securities, persons holding a Bond as a position in a straddle, hedging conversion transaction, or who mark their securities to market for federal income tax purposes, partners in pass-through entities, or a United States person whose functional currency is other than the United States dollar). This discussion does not discuss the tax consequences for a beneficial owner of a Bond who or which is not a United States person for United States federal income tax purposes. There can be no assurance that a change in law will not alter significantly the tax considerations described in this discussion.

*    *    *    *    *

Any discussion of United States federal income tax consequences set forth in this Prospectus Supplement was written to support the promotion and marketing of the Bonds. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any United States federal tax penalties that may be imposed on such person. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

*    *    *    *    *

Interest

Interest on a Bond will be taxed to a beneficial owner of a Bond as ordinary interest income at the time it accrues or is received, in accordance with the beneficial owner’s regular method of accounting for federal income tax purposes. It is not expected that the Bonds will be issued with original issue discount.

Disposition of a Bond

Upon the sale, exchange, redemption or other disposition of a Bond, a beneficial owner of a Bond generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, redemption or other disposition (not including any amount attributable to accrued but unpaid interest) and the beneficial owner’s adjusted tax basis in the Bond. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under “–Interest.” In general, the beneficial owner’s adjusted tax basis in a Bond will be equal to the initial purchase price of the Bond paid by the beneficial owner.

Gain or loss recognized on the sale, exchange, redemption or retirement of a Bond generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the

Bond has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales or other dispositions before maturity by, certain noncorporate owners of Bonds. Generally, we must report annually to the IRS the amount of interest that we paid to an owner of a Bond and the amount of tax that we withheld on that interest. In addition, backup withholding applies to a noncorporate owner if

•	the owner fails to furnish his or her taxpayer identification number, which for an individual would be his or her Social Security Number, to the payor in the manner required,

•	the owner furnishes an incorrect taxpayer identification number and the payor is so notified by the Internal Revenue Service, or IRS,

•	the payor is notified by the IRS that the owner has failed properly to report payments of interest and dividends, or

•	in certain circumstances, the owner fails to certify, under penalties of perjury, that he or she has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for failure properly to report interest and dividend payments.

The current rate of backup withholding is 28% of the amount paid. Any amounts withheld under backup withholding rules will be allowed as a refund or credit against an owner’s federal income tax liability, provided the required information is timely furnished to the IRS.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon an owner’s particular situation. Prospective purchasers of the Bonds should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of Bonds, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

UNDERWRITING

We intend to offer the Bonds through the underwriters. J.P. Morgan Securities Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the principal amount of the Bonds listed opposite their names below.

Underwriter	Principal Amount
	$
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Popular Securities, Inc.
Wachovia Capital Markets, LLC

Total		$325,000,000

The underwriters have agreed to purchase all of the Bonds sold pursuant to the underwriting agreement if any of the Bonds are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

It is expected that delivery of the Bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (T + 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise Accordingly, purchasers who wish to trade Bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the Bonds to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of % of the principal amount of the Bonds. The underwriters may allow, and the dealers may reallow, a discount not in excess of % of the principal amount of the Bonds to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $1,500,000 and are payable by us.

New Issue of Bonds

The Bonds are a new issue of securities with no established trading market. We do not intend to apply for listing of the Bonds on any national securities exchange or for quotation of the Bonds on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Bonds after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Bonds or that an active public market for the Bonds will develop. If an active public trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Bonds. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Bonds. If the underwriters create a short position in the Bonds in connection with the offering, i.e., if they sell more Bonds than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Bonds in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Bonds. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. Each of J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC has banking affiliates who are lending parties in our credit facility that closed on February 22, 2006.

LEGAL MATTERS

Sidley Austin LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for us, and Winston & Strawn LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for the underwriters. Winston & Strawn LLP provides legal services to Exelon and its subsidiaries, including us, from time to time.

EXPERTS

The consolidated financial statements of Commonwealth Edison Company incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Commonwealth Edison Company for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, information statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC (file number 1-1839):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 15, 2006; and

•	Our Current Reports on Form 8-K dated:

•	January 23, 2006 and filed with the SEC on January 27, 2006;

•	January 25, 2006 and filed with the SEC on January 25, 2006;

•	January 27, 2006 and filed with the SEC on January 30, 2006;

•	February 8, 2006 and filed with the SEC on February 8, 2006;

•	February 20, 2006 and filed with the SEC on February 21, 2006;

•	February 22, 2006 and filed with the SEC on February 23, 2006; and

•	February 24, 2006 and filed with the SEC on February 24, 2006

Any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and until we or any underwriters sell all of the securities shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus from the date such documents are filed.

In addition to the resources maintained by the SEC, you may also obtain these filings at no cost by writing us at Commonwealth Edison Company, 10 South Dearborn Street, 36th Floor, P.O. Box 805379, Chicago, Illinois 60680-5379; Attention: Director, Investor Relations.

$325,000,000

Commonwealth Edison Company

First Mortgage     % Bonds, Series 103, due 20

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

JPMorgan

Lehman Brothers

Morgan Stanley

Popular Securities

Wachovia Securities

February     , 2006